UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Condor Hospitality Trust, Inc. (CDOR)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20676Y403

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

Pablo Vergara del Carril

Zang, Bergel y Viñes Abogados

Florida 537, 18th Floor C1005AAK

Buenos Aires, Argentina

+54(11) 4322-0033

+54 (11) 5166-7000

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

June 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20676Y403	Page 2 of 28 Pages

1.	NAME OF REPORTING PERSON Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,881*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,881*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,881*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14.	TYPE OF REPORTING PERSON IN

*	Unless otherwise noted, the Reporting Persons beneficially own 3,434,881 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P., 1,092,513 shares of Common Stock held by Real Estate Strategies L.P. and 48,076 shares of Common Stock held by Efanur S.A. and (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and 32,305 shares of Common Stock issuable upon conversion of a promissory note held by Real Estate Strategies L.P. The percentage of class shown represents the percentage based on 11,877,107 shares of Common Stock outstanding as of April 30, 2018. Does not include an additional 352,283 shares of Common Stock which would be received upon the conversion of the 487,738 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), which is convertible at the option of the holders following February 28, 2019.

CUSIP No. 20676Y403	Page 3 of 28 Pages

1.	NAME OF REPORTING PERSON Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,881*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,881*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,881*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 4 of 28 Pages

1.	NAME OF REPORTING PERSON IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,881*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,881*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,881*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 5 of 28 Pages

1.	NAME OF REPORTING PERSON Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,881*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,881*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,881*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 6 of 28 Pages

1.	NAME OF REPORTING PERSON Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,881*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,881*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,881*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 7 of 28 Pages

1.	NAME OF REPORTING PERSON Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,881*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,881*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,881*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 8 of 28 Pages

1.	NAME OF REPORTING PERSON Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,881*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,881*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,881*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 9 of 28 Pages

1.	NAME OF REPORTING PERSON Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,881*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,881*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,881*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 10 of 28 Pages

1.	NAME OF REPORTING PERSON IRSA Inversiones y Representaciones Sociedad Anónima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,434,881*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,434,881*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,881*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14.	TYPE OF REPORTING PERSON CO

*	Refer to note at bottom of Page 2.

CUSIP No. 20676Y403	Page 11 of 28 Pages

1.	NAME OF REPORTING PERSON Efanur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,310,063*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,310,063*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,310,063*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%*
14.	TYPE OF REPORTING PERSON CO

*	Efanur S.A. beneficially owns 2,310,063 shares of Common Stock, consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P. and 48,076 shares of Common Stock held directly and (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. The percentage of class shown represents the percentage based on 11,877,107 shares of Common Stock outstanding as of April 30, 2018. Does not include an additional 235,285 shares of Common Stock which would be received upon the conversion of the 325,752 shares of Series E Stock held by Real Estate Investment Group VII L.P., which is convertible at the option of the holder following February 28, 2019.

CUSIP No. 20676Y403	Page 12 of 28 Pages

1.	NAME OF REPORTING PERSON Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,386,805*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,386,805*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,386,805*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%*
14.	TYPE OF REPORTING PERSON CO

*	Tyrus S.A. beneficially own 3,386,805 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P. and 1,092,513 shares of Common Stock held by Real Estate Strategies L.P. and (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and 32,305 shares of Common Stock issuable upon conversion of a promissory note held by Real Estate Strategies L.P. The percentage of class shown represents the percentage based on 11,877,107 shares of Common Stock outstanding as of April 30, 2018. Does not include an additional 352,283 shares of Common Stock which would be received upon the conversion of the 487,738 shares of Series E Stock, which is convertible at the option of the holders following February 28, 2019.

CUSIP No. 20676Y403	Page 13 of 28 Pages

1.	NAME OF REPORTING PERSON Jiwin S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,386,805*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,386,805*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,386,805*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%*
14.	TYPE OF REPORTING PERSON CO

*	Jiwin S.A.beneficially own 3,386,805 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 2,197,023 shares of Common Stock held by Real Estate Investment Group VII L.P. and 1,092,513 shares of Common Stock held by Real Estate Strategies L.P. and (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and 32,305 shares of Common Stock issuable upon conversion of a promissory note held by Real Estate Strategies L.P. The percentage of class shown represents the percentage based on 11,877,107 shares of Common Stock outstanding as of April 30, 2018. Does not include an additional 352,283 shares of Common Stock which would be received upon the conversion of the 487,738 shares of Series E Stock, which is convertible at the option of the holders following February 28, 2019.

CUSIP No. 20676Y403	Page 14 of 28 Pages

1.	NAME OF REPORTING PERSON Real Estate Strategies L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,124,818*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,124,818*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,818*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14.	TYPE OF REPORTING PERSON PN

*	Real Estate Strategies L.P. beneficially owns 1,124,818 shares of Common Stock, consisting of (i) 1,092,513 shares of Common Stock and (ii) 32,305 shares of Common Stock issuable upon conversion of a promissory note. The percentage of class shown represents the percentage based on 11,877,107 shares of Common Stock outstanding as of April 30, 2018. Does not include an additional 117,000 shares of Common Stock which would be received upon the conversion of the 161,986 shares of Series E Stock, which is convertible at the option of the holder following February 28, 2019.

CUSIP No. 20676Y403	Page 15 of 28 Pages

1.	NAME OF REPORTING PERSON Real Estate Investment Group VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,261,987*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,261,987*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,261,987*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%*
14.	TYPE OF REPORTING PERSON PN

*	Real Estate Investment Group VII L.P. beneficially owns 2,261,987 shares of Common Stock, consisting of (i) 2,197,023 shares of Common Stock and (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for its benefit. The percentage of class shown represents the percentage based on 11,877,107 shares of Common Stock outstanding as of April 30, 2018. Does not include an additional 235,285 shares of Common Stock which would be received upon the conversion of the 325,752 shares of Series E Stock, which is convertible at the option of the holder following February 28, 2019.

CUSIP No. 20676Y403	Page 16 of 28 Pages

Explanatory Note

This Amendment is being filed primarily to reflect an internal reorganization, whereby the portion of securities of Condor Hospitality Trust, Inc., a Maryland corporation (“Condor”), previously indirectly beneficially owned by certain of the Reporting Persons was transferred to a new limited partnership owned by such Reporting Persons. This internal reorganization did not involve any purchase or sale of securities of Condor and had no effect on the overall number of securities of Condor beneficially owned in the aggregate by the Reporting Persons.

Item 1. Security and Issuer

This Amendment No. 7 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on February 13, 2012, and as amended on February 17, 2012, and as amended on June 18, 2014 and as amended on March 23, 2016, and as amended on January 27, 2017, and as amended on February 28, 2017, and as amended on April 7, 2017, jointly by Mr. Eduardo S. Elsztain (“Elsztain”), Consultores Assets Management S.A. (“CAM”), Consultores Venture Capital Uruguay S.A. (“CVC Uruguay”), Agroinvestment S.A. (“Agroinvestment”), Consultores Venture Capital Ltd. (“CVC Cayman”), Ifis Limited (“IFIS”), Inversiones Financieras del Sur S.A. (“IFISA”), Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), Tyrus S.A. (“Tyrus”), Jiwin S.A. (“Jiwin”), Efanur S.A. (“Efanur”) and Real Estate Strategies L.P. (“RES” and together with Elsztain, CAM, CVC Uruguay, Agroinvestment, CVC Cayman, IFIS, IFISA, Cresud, IRSA, Tyrus, Jiwin, Efanur and Real Estate Investment Group VII L.P. (“REIG VII”), which is joining as a reporting person on this Statement, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Condor”) beneficially owned by the Reporting Persons. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby. Information regarding the ownership of Common Stock set forth herein is as of the close of business on July 3, 2018. The address of the principal executive offices of Condor is 4800 Montgomery Lane, Suite 220, Bethesda, MD 20814.

Item 2. Identity and Background

Item 2 is amended to add the following:

(a)-(c), (f) This Amendment No. 7 amends the Statement to, among other things, add Real Estate Investment Group VII L.P. (“REIG VII”), a limited partnership organized under the laws of Bermuda, as a Reporting Person. REIG VII’s principal offices are located at Cambará 1620, of 202, Montevideo, Uruguay.

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 29, 2018, Efanur contributed its limited partner interests in RES to REIG VII, a newly formed limited partnership, in which Efanur is the sole limited partner and Jiwin, the general partner of RES, is the general partner. Following such contribution, RES distributed to REIG VII securities of Condor representing all of REIG VII’s interests in RES, consisting of 2,197,023 shares of Common Stock, an interest in $675,629 principal amount of the convertible note (all $1,011,599 of which continues to be directly held by RES) and 325,752 shares of Series E Stock. Following such distribution, RES continues to beneficially own 1,092,513 shares of Common Stock, $335,970 principal amount of the convertible note, and 161,986 shares of Series E Stock. The contribution and distribution described above did not involve any purchases or sales of securities of Condor by the Reporting Persons and the Reporting Persons continue to beneficially own, in the aggregate, the same number of securities of Condor as beneficially owned prior to the transactions described above.

Item 5. Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Amendment No. 7 is incorporated by reference in its entirety into this Item 5.

The Reporting Persons beneficially own, in the aggregate, 3,434,881 shares of Common Stock consisting of (i) 3,337,612 shares of Common Stock and (ii) 97,269 shares of Common Stock issuable on conversion of a convertible promissory note in $1,011,599 principal amount, at a conversion price of $10.40 per share of Common Stock. The Reporting Persons beneficially own 487,738 shares of Series E Stock which are not presently, or within 60 days, convertible into 352,284 shares of Common Stock.

(i)	Elsztain is the Chairman of the Board of Directors of IFISA, Cresud, CAM, CVC Uruguay, Agroinvestment, IRSA, Efanur, Jiwin and Tyrus, except for RES and REIG VII, a company in which Jiwin (a company wholly owned by IRSA) is the General Partner;

(ii)	As of the date of this report, Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. Elsztain also owns 85% of CAM which owns 100% of CVC Uruguay, which in turn owns 0.0002% of Cresud’s shares and 100% of CVC Cayman. None of these companies directly own Common Stock. As of that same date, Elsztain directly owns the equivalent of 93,726 common shares of the outstanding equity capital of Cresud, representing approximately 0.02% of Cresud’s issued and outstanding common shares;

(iii)	CVC Cayman serves as the Investment Manager of IFIS;

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA;

(v)	IFISA directly owns the equivalent of 119,173,090 common shares of Cresud representing approximately 23.76% of Cresud’s issued and outstanding common shares; Agroinvestment directly owns the equivalent of 55,000,000 common shares of Cresud representing approximately 10.96% of Cresud’s issued and outstanding common shares. Neither IFISA nor Agroinvestment directly own Common Stock;

(vi)	Cresud directly and indirectly owns 63.38% of IRSA’s common shares. Cresud does not directly own Common Stock;

(vii)	IRSA owns 100% of Tyrus’ and Efanur’s capital stock. IRSA does not directly own Common Stock;

(viii)	Tyrus owns 100% of the capital stock of Jiwin. Tyrus does not directly own Common Stock;

(ix)	Jiwin serves as general Partner of each of RES and REIG VII; Jiwin does not directly own Common Stock;

(x)	Efanur is the sole limited partner of REIG VII. Efanur owns directly 48,076 shares of Common Stock;

(xi)	RES owns directly 1,092,513 Shares of Common Stock of Condor. RES owns directly 161,986 shares of Series E Stock, which is not presently, or within 60 days, convertible into 117,000 shares of Common Stock. RES holds directly a promissory note convertible for up to 335,970 shares of Common Stock attributable to RES, subject to the 49% ownership limitation; and

(xii)	REIG VII owns directly 2,197,023 Shares of Common Stock of Condor. REIG VII owns directly 325,752 shares of Series E Stock, which is not presently, or within 60 days, convertible into 235,285 shares of Common Stock. REIG VII holds an interest in a promissory note convertible for up to 675,629 shares of Common Stock attributable to REIG VII, subject to the 49% ownership limitation.

Given the foregoing, as of July 3, 2018, the Reporting Persons may be deemed to be currently the beneficial owners of 3,434,881 shares of Common Stock, representing approximately 28.7% of the voting stock of Condor.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Item 3 is incorporated herein by reference.

(d)-(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

The information set forth in Item 1 and Item 3 is incorporated herein by reference.

Concurrently with the distribution by RES to REIG VII of Condor securities representing all of REIG VII’s interest in RES, Condor, RES, REIG VII and IRSA entered into a Joinder Agreement dated June 29, 2018 (the “Joinder Agreement”) for the purpose of RES and REIG VII jointly holding RES’ rights, interests, obligations and liabilities under the following agreements among Condor, RES and IRSA (the “Contracts”):

•	Directors Designation Agreement dated as of February 1, 2012 by and among RES and Condor (“Directors Designation Agreement”);

•	Investor Rights and Conversion Agreement dated as of February 1, 2012 by and among RES, IRSA, and Condor (“Investor Rights Agreement”);

•	Registration Rights Agreement dated February 1, 2012 by and among RES, IRSA, and Condor (“Registration Rights Agreement”);

•	Agreement dated March 16, 2016 by and among RES, IRSA, and Condor (“2016 Agreement”);

•	Agreement dated February 28, 2017 by and among RES, IRSA, and Condor (“2017 Agreement”); and

•	Convertible Promissory Note dated March 16, 2016 by Condor to RES (“Promissory Note”), as amended.

Pursuant to the Joinder Agreement:

•	RES consented to REIG VII becoming a party to the Contracts jointly with RES as though RES and REIG VII were a joint and original party thereto;

•	REIG VII agreed to becoming a party to the Contracts jointly with RES as though RES and REIG VII were a joint and original party thereto and REIG VII (a) assumed jointly with RES all of the pre-existing and future obligations and liabilities of RES under the Contracts and jointly with RES accepted all current rights and privileges of RES under the Contracts, and (b) agreed to perform the Contracts and be bound by their respective terms in every way, as if it were the original party to the Contracts jointly with RES; and

•	Condor and IRSA consented to the foregoing.

The parties agreed that the effects of the Joinder Agreement included the following:

•	the percentages for determining the number of director designees set forth in Section 2.02 of the Directors Designation Agreement and Section 2(d) of the 2017 Agreement shall be determined by the collective voting power of RES and REIG VII in the election of directors of Condor, and such director designations shall be made jointly, and not separately, by RES and REIG VII;

•	the minimum shareholdings for exercise of preemptive rights pursuant to Section 3 of the Investor Rights Agreement shall be determined by the collective shareholdings of the RES and REIG VII;

•	REIG VII holds approximately 66.8% of the interest in the Promissory Note; and

•	all requests or directions for Condor performance under the terms of the Contracts will be made jointly, and not separately, by RES and REIG VII except for registration requests under the Registration Rights Agreement, which may be made separately.

The Joinder Agreement is filed hereto as an exhibit and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

10.9 Joinder Agreement, dated June 29, 2018

Schedule A

Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay S.A.

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay	4.	Saul Zang Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Argentina

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Gerardo Tyszberowicz Alternate Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay

2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	8.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Alejandro Casaretto Director Moreno 877, 23rd Floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Carlos Blousson General Manager for Argentina & Bolivia Operations Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

8.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Daniel R. Elsztain Chief Operating Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Tyrus S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

Jiwin S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

Efanur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: July 3, 2018

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Director of the Board	Title:	Director of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Efanur S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Tyrus S.A.		Agroinvestment S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Real Estate Strategies L.P.		Jiwin S.A.

By: By:	Jiwin S.A., its general partner /s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
		Name: Title:	Eduardo S. Elsztain Chairman of the Board
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

Irsa Inversiones y Representaciones Sociedad Anonima		Real Estate Investment Group VII L.P.

By:	/s/ Eduardo S. Elsztain	By:	Jiwin S.A., its general partner
Name: Title:	Eduardo S. Elsztain Chairman of the Board	By:	/s/ Eduardo S. Elsztain
		Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board